Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Father Fish, Inc. is a Florida corporation and a wholly-owned subsidiary of Rainbow Coral Corp.

Rainbow Bioscience, LLC is a Texas limited liability corporation and a wholly owned subsidiary of  Rainbow Coral Corp.